UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1 - Stichting Gemeenschappelijk Bezit GAIA)

(Amendment No. 1 - Stichting Gemeenschappelijk Bezit LTC)

(Amendment No. 9 - Arch Hill Capital N.V.)

Under the Securities Exchange Act of 1934

Lithium Technology Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

536808306

(CUSIP Number)

H.H. van Andel

Parkweg 2

2585 JJ’s-Gravenhage

The Netherlands

Telephone: 011 31 70 354 6818

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 24, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for Stichting’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 536808306

1.	Names of SGBG I.R.S. Identification Nos. of above persons (entities only). Arch Hill Capital N.V.
2.	Check the Appropriate box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 121,348,907 9. Sole Dispositive Power 0 10. Shared Dispositive Power 121,348,907

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 121,348,907
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 96.02%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No 536808306

1.	Names of SGBG I.R.S. Identification Nos. of above persons (entities only). Stichting Gemeenschappelijk Bezit GAIA
2.	Check the Appropriate box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 6,591,411 9. Sole Dispositive Power 0 10. Shared Dispositive Power 6,591,411

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 6,591,411
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 15.90%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No 536808306

1.	Names of SGBG I.R.S. Identification Nos. of above persons (entities only). Stichting Gemeenschappelijk Bezit LTC
2.	Check the Appropriate box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 114,757,496 9. Sole Dispositive Power 0 10. Shared Dispositive Power 114,757,496

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 114,757,496
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 91.24%
14.	Type of Reporting Person (See Instructions) CO

This statement on Schedule 13D constitutes Amendment No. 1 to the Schedule 13D (the “Stichting GAIA Amendment”) filed by Stichting Gemeenschappelijk Bezit GAIA (“Stichting GAIA”), Amendment No. 1 to the Schedule 13D (the “Stichting LTC Amendment”) filed by Stichting Gemeenschappelijk Bezit LTC (“Stichting LTC”), and Amendment No. 9 to the Schedule 13D (the “Arch Hill Capital Amendment”) filed by Arch Hill Capital N.V. (“Arch Hill Capital”) and amends and supplements the Schedule 13Ds filed by Arch Hill Capital, Stichting GAIA and Stichting LTC (together, the “Schedule 13Ds”).

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby Amended and Supplemented to add the following:

Stichting GAIA and Stichting LTC are controlled by Arch Hill Capital. On November 24, 2004, pursuant to a Transfer Agreement, Stichting LTC transferred to Stichting GAIA 3,850,000 shares of Issuer common stock held by Stichting LTC (the “Securities Transfer”). The Securities Transfer resulted in a change in the form of the beneficial ownership of Issuer securities held by Arch Hill Capital, Stichting LTC and Stichting GAIA exempt under Rule 16a-13 of the Exchange Act. For a further description of the transaction, see Items 4 and 6.

Item 4.	Purpose of Transaction

Item 4 is hereby Amended and Supplemented to add the following:

(a), (b), (d) and (e). Stichting GAIA and Stichting LTC are controlled by Arch Hill Capital. On November 24, 2004 Stichting GAIA transferred to Stichting LTC 3,850,000 shares of Issuer Common Stock held by Stichting GAIA and all related rights.

The Securities Transfer resulted in a change in the form of the beneficial ownership of Issuer securities held by Stichting GAIA, Stichting LTC and Arch Hill Capital exempt under Rule 16a-13 of the Exchange Act.

Stichting GAIA, Stichting LTC and Arch Hill Capital have no plans or proposals which relate to Items 4 (c) or Items 4 (f) through (j).

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby Amended and Supplemented to add the following:

(a)	As a result of the Securities Transfer Arch Hill Capital, Stichting GAIA and Stichting LTC are the beneficial owners of the following shares of Issuer’s Common Stock:

(i)	Stichting GAIA is the beneficial owner of 6,591,411 shares of Issuer Common Stock representing approximately 15.90% of Issuer’s Common Stock consisting of:

(1)	5,981,036 shares of Issuer Common Stock.

(2)	610,375 shares of Issuer Common Stock issuable upon exercise of $2.40 warrants.

(1) – (2) are together referred to as the “Stichting GAIA Shares.”

(ii)	Stichting LTC is the beneficial owner of 114,757,496 shares of Issuer Common Stock representing approximately 91.24% of Issuer’s Common Stock consisting of:

(1)	29,828,246 shares of Issuer common stock;

(2)	40,000,000 shares of Issuer common stock issuable upon conversion of $3,000,000 in principal of Issuer convertible debentures at an assumed conversion price of $0.075 per share;

(3)	1,500,000 shares of Issuer common stock issuable upon exercise of $2.00 Warrants;

(4)	9,889,625 shares of Issuer common stock issuable upon exercise of $2.40 Warrants;

(5)	2,666,666 shares of Issuer common stock issuable as interest shares on the Convertible Debentures held by Arch Hill Capital ($200,000 of interest) at an assumed conversion price of $0.075 per share;

(6)	14,208,333 shares of Issuer Common Stock issuable upon exercise of 1,705 shares of Series A Preferred Stock held by Arch Hill Capital at an assumed conversion price of $0.12 per share;

(7)	7,104,166 shares of Issuer Common Stock issuable upon exercise of the 125% A Warrants held by Arch Hill Capital with an assumed exercise price of $0.20;

(8)	7,104,166 shares of Issuer Common Stock issuable upon exercise of the 150% A Warrants held by Arch Hill Capital with an assumed exercise price of $0.24;

(9)	1,022,223 shares of Issuer Common Stock issuable upon exercise of 1,840 shares of Series B Preferred Stock held by Arch Hill Capital at a conversion price of $1.80 per share;

(10)	1,022,223 shares of Issuer Common Stock issuable upon exercise of the 125% B Warrants; and

(11)	1,022,223 shares of Issuer Common Stock issuable upon exercise of the 150% B Warrants.

(1) – (11) are together referred to as the “Stichting LTC Shares”.

(iii)	After the Securities Transfer, Arch Hill Capital is the beneficial owner of 121,348,907 shares of Issuer Common Stock representing approximately 96.04% of Issuer’s Common Stock, consisting of the Stichting GAIA Shares and the Stichting LTC Shares.

(b) (i)	The Stichting GAIA Shares are owned directly by Stichting GAIA, with Stichting GAIA having the power to vote and dispose of the Stichting GAIA Shares. Arch Hill Capital controls Stichting GAIA and also has the power to vote and dispose of the Stichting GAIA Shares. Accordingly, Arch Hill Capital is the beneficial owner of the Stichting GAIA Shares.

(ii)	The Stichting LTC Shares are owned directly by Stichting LTC, with Stichting LTC having the power to vote and dispose of the Stichting LTC Shares. Arch Hill Capital controls Stichting LTC and also has the power to vote and dispose of the Stichting LTC Shares. Accordingly, Arch Hill Capital is the beneficial owner of the Stichting LTC Shares.

(c)	As described in Item 3, Item 4 and Item 6, on November 24, 2004 pursuant to a Transfer Agreement, Stichting LTC transferred to Stichting GAIA 3,850,000 shares of Issuer common stock held by Stichting LTC (the “Securities Transfer”). The Securities Transfer resulted in a change in the form of the beneficial ownership of Issuer securities held by Stichting GAIA, Stichting LTC and Arch Hill Capital exempt under Rule 16a-13 of the Exchange Act. For a further description of the transaction see Items 3, 4 and 6. Other than as described herein or in a previously filed statement, Reporting Person did not effect any transaction in the Common Stock of Issuer during the past sixty days.

(d)	and (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

Item 6 is hereby Amended and Supplemented to add the following:

See Items 3, 4 and 5 above.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby Amended and Supplemented to add the following:

Exhibit 23 -    Securities Transfer Agreement, dated as of November 24, 2004.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 24, 2004	ARCH HILL CAPITAL N.V.

	By:	/s/ H.H. van Andel
H. H. van Andel
Authorized Signatory

Dated: November 24, 2004	STICHTING GEMEENSCHAPPELIJK BEZIT GAIA

	By:	/s/ H.H. van Andel
H. H. van Andel
Authorized Signatory

Dated: November 24, 2004	STICHTING GEMEENSCHAPPELIJK BEZIT LTC

	By:	/s/ H.H. van Andel
H. H. van Andel
Authorized Signatory

INDEX TO EXHIBITS

Exhibit 23 -    Securities Transfer Agreement, dated as of November 24, 2004.